Exhibit 99.11

PREMIUM NICKEL RESOURCES COMPLETES "GO PUBLIC"
TRANSACTION; CLOSES REVERSE TAKEOVER TRANSACTION

Toronto, Ontario, August 3, 2022 – Premium Nickel Resources Ltd. (formerly, North American Nickel Inc.) (TSXV:PNRL) ("Premium Nickel" or the "Corporation") is pleased to announce the closing of its previously-announced "reverse takeover" transaction (the "RTO Transaction"). Following the closing of the RTO Transaction, the common shares of Premium Nickel are expected to be listed for trading as soon as next week on the TSX Venture Exchange (the "Exchange") under the symbol "PNRL".

Closing of RTO Transaction

Earlier today, Premium Nickel completed its previously-announced RTO Transaction, whereby Premium Nickel Resources Corporation ("PNR") and 1000178269 Ontario Inc., a wholly-owned subsidiary of the Corporation, amalgamated by way of a triangular amalgamation under the Business Corporations Act (Ontario) (the "Amalgamation"). As a consequence of the Amalgamation, among other things, the shares of PNR were exchanged on the basis of 1.054 common shares of the Corporation for each common share of PNR outstanding immediately prior to the Amalgamation, which resulted in a "reverse takeover" of the Corporation by PNR pursuant to the policies of the Exchange.

Further details regarding the RTO Transaction and the Amalgamation are set out in (i) the management information circular of Premium Nickel dated May 16, 2022, and (ii) the Form 3D2 (Information Required in a Filing Statement for a Reverse Takeover or Change of Business) of Premium Nickel dated July 22, 2022 (the "Filing Statement"), both of which are available on SEDAR (www.sedar.com) under the Corporation's issuer profile.

Conversion of Subscription Receipts

On August 3, 2022, upon satisfaction of the escrow release condition, 4,223,600 subscription receipts of the Corporation, which were issued on April 28, 2022 pursuant to a brokered private placement of the Corporation at a price of $2.40 per subscription (in each case, on a post-consolidation basis) for gross proceeds of approximately $10.1 million, were converted into 4,223,600 common shares of the Corporation, and the net subscription proceeds were released from escrow and delivered to the Corporation.

Management and Board Reconstitution

Effective upon closing of the RTO Transaction, the Board of Directors of the Corporation was reconstituted to consist of: Charles Riopel (Chair); John Chisholm; John Hick; Sheldon Inwentash; Keith Morrison; Sean Whiteford; and William O'Reilly.

Effective upon closing of the RTO Transaction, management of the Corporation was reconstituted to consist of: Keith Morrison (Chief Executive Officer); Mark Fedikow (President); and Sarah Zhu (Chief Financial Officer and Corporate Secretary) and a further technical team consisting of Sharon Taylor (Chief Geophysicist) and Peter Lightfoot (Consulting Chief Geologist).

Other Corporate Updates

In connection with, and prior to the closing of, the RTO Transaction:

•	the Corporation consolidated its common shares on the basis of one post-consolidation common share for each five (5) pre-consolidation common shares;

•	the Corporation continued from the Business Corporations Act (British Columbia) to the Business Corporations Act (Ontario); and

•	the Corporation changed its name from "North American Nickel Inc." to "Premium Nickel Resources Ltd.".

Advisors

In connection with the RTO Transaction, Bennett Jones LLP acted as legal counsel to the Corporation, Blake, Cassels & Graydon LLP acted as legal counsel to the Special Committee of the Corporation, Moran Professional Corporation acted as legal counsel to PNR, Davies Ward Phillips & Vineberg LLP acted legal counsel to the Special Committee of PNR, and McCarthy Tétrault LLP acted as legal counsel to the agents under the subscription receipt financing of the Corporation.

About Premium Nickel Resources Ltd.

PNRL is a Canadian company dedicated to the exploration and development of high-quality Ni-Cu-Co resources. PNRL believes that the medium to long-term demand for these metals will continue to grow through global urbanization and the increasing replacement of internal combustion engines with electric motors. Importantly, these metals are key to a low-carbon future.

PNRL maintains a skilled team with strong financial, technical and operational expertise to take an asset from discovery to exploration to mining.

PNRL has focused its efforts on discovering world class nickel sulphide assets in jurisdictions with rule-of-law that fit a strict criteria that comply with PNRL's values and principles which stand up and surpass the highest acceptable industry standards. PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders.

On January 31, 2022, PNRL closed the acquisition of PNRL's flagship asset, the Selebi Mine. The Selebi Mine includes two shafts, (Selebi and Selebi North shafts) and related infrastructure (rail, power and water). Shaft sinking and plant construction started in 1970. Mining concluded in October 2016 when the operations were placed on care and maintenance due to a failure in the separate and offsite processing facility. The Selebi Mine was subsequently placed under liquidation in 2017.

The proposed work plan for the Selebi Mine includes diamond drilling which is expected to be ongoing for up to 18 months. During that time, additional metallurgical samples will be collected and sent for more detailed studies. The underground infrastructure at Selebi North will be upgraded to support an underground drilling program as well as improve health & safety.

In addition, PNRL is evaluating direct and indirect nickel asset acquisition opportunities globally, and also: (i) holds a 100% interest in the Maniitsoq property in Greenland, which is a camp-scale permitted exploration project comprising 3,048 square kilometres covering numerous high-grade nickel-copper + cobalt-sulphide occurrences associated with norite and other mafic-ultramafic intrusions of the Greenland Norite Belt; (ii) holds a 100% interest in the Post Creek/Halcyon property in Sudbury, Ontario which is strategically located adjacent to the past producing Podolsky copper-nickel-precious metal sulphide deposit of KGHM International Ltd.; (iii) holds a 100% ownership of property near the southern extent of the Lingman Lake Greenstone Belt in northwest Ontario known as Lingman Nickel and in the Quetico region near Thunder Bay, Ontario; and (iv) is expanding its area of exploration interest into Morocco.

ON BEHALF OF THE BOARD OF DIRECTORS
Keith Morrison Chief Executive Officer Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:
Jaclyn Ruptash Vice President Business Development +1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this news release may be considered "forward-looking statements" within the meaning of applicable Canadian securities laws, including the timing and ability of the common shares of the Corporation to begin trading on the Exchange (if at all) and the business and prospects of the Corporation. These forward-looking statements, by their nature, require the Corporation to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements, including the anticipated benefits of the RTO Transaction, the anticipated use of the available funds and working capital of the Corporation, and the anticipated work program on the Selebi project, are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, current information available to the management of the Corporation, public disclosure from operators of the relevant mines, as well as other considerations that are believed to be appropriate in the circumstances. The Corporation considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of the Corporation, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Corporation and its businesses.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this news release concerning the Corporation, see the section entitled "Risks and Uncertainties" in the most recent management discussion and analysis of the Corporation, which is filed with the Canadian securities commissions and available electronically under the Corporation's issuer profile on SEDAR (www.sedar.com) and the risk factors outlined in the Filing Statement, which are available electronically on SEDAR (www.sedar.com) under the Corporation's issuer profile. The forward-looking statements set forth herein concerning the Corporation reflect management's expectations as at the date of this news release and are subject to change after such date. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.